FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Audited non-consolidated financial statements for the years ended December 31, 2002 and 2003 prepared under the generally accepted accounting principles in Korea (English Translation)

     Exhibit 99.1
[English Translation]

Webzen Inc.
Non-Consolidated Financial Statements
December 31, 2003 and 2002

Webzen Inc.
Index
December 31, 2003 and 2002

Page(s)

Report of Independent Auditors	1-2

Consolidated Financial Statements

Balance Sheets	3-4

Statements of Income	5

Statements of Appropriations of Retained Earnings	6

Statements of Cash Flows	7-8

Notes to Non-Consolidated Financial Statements	9-25

Report of Independent Auditors
(Based on a report originally issued in Korean)

To the Board of Directors and Shareholders of
Webzen Inc.

We have audited the accompanying non-consolidated balance sheets of Webzen Inc. (the “Company”) as of December 31, 2003 and 2002, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Webzen Inc. as of December 31, 2003 and 2002, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 11 to the accompanying non-consolidated financial statements, on May 20, 2003, the Company issued 960,000 shares of its common stock at ~~W~~32,000 per share (with a par value of ~~W~~500 per share) to the public through an initial public offering, which generated net proceeds of ~~W~~29,529 million. The common stock of the Company was registered with the Korea Securities Dealers Automated Quotations (KOSDAQ) on May 23, 2003.

As discussed in Note 11 to the accompanying non-consolidated financial statements, on December 16, 2003, 8,700,000 of American Depositary Shares, representing 870,000 shares of common stock of the Company, were registered with the National Association of Securities Dealers Automated Quotation in the United States of America at a rate of US$ 11.17 per share, which generated net proceeds of ~~W~~109,799 million.

As discussed in Note 17 to the accompanying non-consolidated financial statements, the Company had revenues from related parties amounting to ~~W~~7,618 million for the year ended December 31, 2003, and the related accounts receivable as of December 31, 2003 amounted to ~~W~~1,324 million. As of December 31, 2003, the Company provided loans to employees for housing and the employee stock purchase plan amounting to ~~W~~86 million and ~~W~~2,972 million, respectively. Short-term financial instruments amounting to ~~W~~2,302 million are subject to withdrawal restrictions in relation to the bank loans of employees.

The amounts expressed in U.S. Dollars are provided solely for the convenience of the reader and have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers
Seoul, Korea
February 20, 2004

This report is effective as of February 20, 2004, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Webzen Inc.
Notes to Non-Consolidated Balance Sheets
December 31, 2003 and 2002

(In millions of Korean Won					Note 3
and in thousands of U.S. Dollars)		2003		2002	2003	2002
Assets
Current asset
Cash and cash equivalents (Note 4)	~~W~~	173,192	~~W~~	7,218	$144,592	$6,026
Short-term financial instruments (Note 4)		2,304		7,540	1,923	6,295
Accounts receivable, net of allowance
for doubtful accounts of ~~W~~2,504 million
in 2003 and ~~W~~253 million in 2002
(Note 17)		7,925		5,383	6,617	4,494
Advance payments for building		-		1,000	-	835
Short-term employee loans		911		57	760	48
Prepaid expenses and other current assets		886		630	740	526

Total current assets		185,218		21,828	154,632	18,224

Property and equipment, net of
accumulated depreciation (Note 5)		10,616		2,294	8,863	1,915
Available-for-sale securities (Note 6)		718		-	600	-
Equity method investment (Note 7)		6,086		600	5,081	501
Intangible assets (Note 8)		908		394	758	329
Leasehold and other deposits		1,097		1,253	915	1,045
Long-term employee loans		2,147		-	1,793	-
Other non-current assets		11		-	9	-

Total assets	~~W~~	206,801	~~W~~	26,369	$172,651	$22,014

Webzen Inc.
Notes to Non-Consolidated Balance Sheets
December 31, 2003 and 2002

(In millions of Korean Won					Note 3
and in thousands of U.S. Dollars)		2003		2002	2003	2002

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued expenses	~~W~~	1,936	~~W~~	1,694	$1,616	$1,414
Deferred income		4,206		2,362	3,511	1,972
Income taxes payable		4,218		2,506	3,521	2,092
Value added tax payable		985		582	822	486
Leasehold deposits received		1,937		-	1,617	-
Other current liabilities		242		162	204	136

Total current liabilities		13,524		7,306	11,291	6,100

Accrued severance benefits (Note 9)		1,162		445	970	371
Deferred income tax liabilities (Note 15)		563		6	470	5

Total liabilities		15,249		7,757	12,731	6,476

Commitments and contingencies (Note 10)

Stockholders’ equity
Common stock, par value of ~~W~~500 per
share, 40,000,000 shares authorized,
4,370,000 shares issued and outstanding
(Notes 1 and 11)		2,185		1,270	1,824	1,060
Additional paid-in capital (Note 11)		139,729		1,315	116,654	1,098
Retained earnings (Note 12)		49,459		15,962	41,292	13,326
Capital adjustments (Note 13)		179		65	150	54

Total stockholders' equity		191,552		18,612	159,920	15,538

Total liabilities and stockholders' equity	~~W~~	206,801	~~W~~	26,369	$172,651	$22,014

The accompanying notes are an integral part of these non-consolidated financial statements.

Webzen Inc.
Notes to Non-Consolidated Statements of Income
Years Ended December 31, 2003 and 2002

(In millions of Korean Won and in thousands of U.S.					Note 3
Dollars, except per share amounts)		2003		2002	2003	2002

Revenues (Note 17)	~~W~~	56,975	~~W~~	28,787	$47,566	$24,033
Cost of revenues		6,785		3,046	5,664	2,543

Gross profit		50,190		25,741	41,902	21,490
Selling and administrative expenses		17,380		8,131	14,510	6,788

Operating income		32,810		17,610	27,392	14,702

Non-operating income
Interest income		1,186		249	990	208
Foreign exchange gains		329		-	275	-
Gain on foreign currency translation		741		14	619	11
Equity in earnings of related equity
investments (Note 7)		5,046		-	4,213	-
Others		149		28	124	24

		7,451		291	6,221	243

Non-operating expenses
Foreign exchange losses		367		-	306	-
Others		60		87	51	73

		427		87	357	73

Income before income tax expenses		39,834		17,814	33,256	14,872
Income tax expenses (Note 15)		6,336		2,585	5,290	2,158

Net income	~~W~~	33,498	~~W~~	15,229	$27,966	$12,714

Basic earnings per share (Note 16)	~~W~~	10,583	~~W~~	5,996	$9	$5

Diluted earnings per share (Note 16)	~~W~~	10,575		N/A	$9	N/A

The accompanying notes are an integral part of these non-consolidated financial statements.

Webzen Inc.
Non-Consolidated Statements of Appropriations of Retained Earnings
Years Ended December 31, 2003 and 2002
(Date of Appropriations: March 26, 2004 and February 28, 2003
for the years ended December 31, 2003 and 2002, respectively)
December 31, 2003 and 2002

(In millions of Korean Won					Note 3
and in thousands of U.S. Dollars)		2003		2002	2003	2002

Retained earnings before appropriations
Unappropriated retained earnings
carried over from the prior year	~~W~~	15,401	~~W~~	553	$12,858	$461
Net income		33,498		15,229	27,966	12,714

		48,899		15,782	40,824	13,175

Appropriations of retained earnings		-		(380)	-	(317)

Unappropriated retained earnings
carried forward to the subsequent year	~~W~~	48,899	~~W~~	15,402	$40,824	$12,858

The accompanying notes are an integral part of these non-consolidated financial statements.

Webzen Inc.
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2003 and 2002

(In millions of Korean Won					Note 3
and in thousands of U.S. Dollars)		2003		2002	2003	2002

Cash flows from operating activities
Net income	~~W~~	33,498	~~W~~	15,229	$27,966	$12,714

Adjustments to reconcile net income
to net cash provided by operating activities
Bad debt expense		2,251		202	1,879	169
Depreciation		2,455		668	2,050	558
Amortization of intangible assets		218		78	182	65
Provision for severance benefits		749		724	626	604
Equity in earnings of related equity
investments		(5,046)		-	(4,213)	-
Others		65		114	54	95

		692		1,786	578	1,491

Changes in operating assets and liabilities
Increase in accounts receivable		(4,797)		(4,350)	(4,005)	(3,631)
Decrease (increase) in inventories		41		(41)	35	(35)
Increase in other accounts receivable		(444)		-	(372)	-
Increase in accrued income		(56)		(106)	(46)	(89)
Decrease (increase) in advance payments		1,000		(998)	835	(833)
Decrease (increase) in prepaid expenses		203		(482)	170	(403)
Decrease in long-term other accounts
receivable		160		-	134	-
Increase in long-term prepaid expenses		(11)		-	(9)	-
Increase in deferred income tax liabilities		557		5	465	4
Increase (decrease) in accounts payable		(429)		1,568	(358)	1,309
Increase in deferred income		1,845		2,336	1,540	1,950
Increase in withholdings		403		421	336	351
Increase (decrease) in accrued expenses		671		(57)	560	(48)
Increase in income taxes payable		1,712		2,378	1,429	1,985
Increase (decrease) in other current
liabilities		(80)		143	(68)	122
Payment of severance benefits		(32)		(309)	(26)	(258)

		743		508	620	424

Net cash provided by operating
activities		34,933		17,523	29,164	14,629

Webzen Inc.
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2003 and 2002

(In millions of Korean Won					Note 3
and in thousands of U.S. Dollars)		2003		2002	2003	2002

Cash flows from investing activities
Decrease (increase) in short-term financial
instruments	~~W~~	5,237	~~W~~	(7,490)	$4,372	$(6,253)
Proceeds from disposal of
available-for-sale securities		996		-	831	-
Purchase of available-for-sale securities		(1,708)		-	(1,426)	-
Increase in employee loans		(3,002)		(57)	(2,506)	(48)
Investments in equity investments		(392)		(600)	(327)	(501)
Decrease (increase) in non-current
guarantee deposits		155		(1,182)	130	(987)
Purchase of property and equipment		(10,778)		(2,552)	(8,998)	(2,130)
Purchase of intangible assets		(732)		(429)	(611)	(358)

Net cash used in investing activities		(10,224)		(12,310)	(8,535)	(10,277)

Cash flows from financing activities
Issuance of common stock, net		139,328		-	116,320	-
Leasehold deposits received		1,937		-	1,617	-

Net cash provided by financing
activities		141,265		-	117,937	-

Net increase in cash and cash
equivalents		165,974		5,213	138,566	4,352
Cash and cash equivalents
Beginning of the year		7,218		2,005	6,026	1,674

End of the year	~~W~~	173,192	~~W~~	7,218	$144,592	$6,026

The accompanying notes are an integral part of these non-consolidated financial statements.

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

1.   The Company

Webzen Inc. (the "Company") was incorporated on April 28, 2000 under the laws of the Republic of Korea. The Company is engaged in the business of developing and distributing online game, software licensing and other related services.

As of December 31, 2003, the major shareholders of the Company are as follows:

Name of Shareholder	Number of Shares	Ownership Ratio (%)

Lee, Eun-Sook	388,313	8.88
Kim, Nam-Ju	267,293	6.12
Cho, Ki-Yong	267,293	6.12
Song, Kil-Seop	260,943	5.97
Employees	184,940	4.23
Foreign investors	1,309,723	29.97
Others	1,691,495	38.71

	4,370,000	100.00

2.    Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position and results of operations, and cash flows, is not presented in the accompanying non-consolidated financial statements.

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory cOmmission. SKFAS No. 2 through No. 9 became effective for the Company on January 1, 2003, and the Company has adopted these statements in its financial statements for the year ended December 31, 2003. The changes in accounting policies from the year ended December 31, 2002 are summarized below:

Change in Treatment of Appropriations of Retained Earnings

In accordance with SKFAS No. 6, Subsequent Events, the Company changed its method of recognizing subsequent events during the shareholders' meeting. Under the previous accounting method, the balance sheet of the Company reflected the proposed appropriations of retained earnings which would be approved by the shareholders during the meeting subsequent to the balance sheet date. However, in accordance with SKFAS No. 6, the balance sheet of the Company no longer reflects the appropriations of retained earnings which will be approved by the shareholders during the meeting subsequent to the balance sheet date. Accordingly, the transfer of appropriated retained earnings from unappropriated retained earnings was not reflected in the accompanying balance sheet.

The non-consolidated balance sheet as of December 31, 2002, and the non-consolidated statements of income and cash flows for the year ended December 31, 2002 were restated in accordance with SKFAS No. 2 through No. 9.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.

Revenue Recognition

Revenue Recognition for Games Subscriptions

Online subscriptions typically involve prepaid fees, which are deferred and recognized based upon their actual usage.

Software Licensing

The Company receives prepaid license fees in connection with its software licensing business. These revenues are deferred and recognized over the license period, including automatic renewal periods.

The Company also receives royalty income from its licensees, based upon a percentage of the licensee's revenue. The related royalty revenue is recognized on a monthly basis, when the licensee confirms their sales activity for the prior period.

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less.

Short-Term Financial Instruments

Short-term financial instruments include time deposits, with maturities greater than three months and less than one year.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts receivable based upon various information, including: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns and creditworthiness of its customers, and industry trend analysis. The Company also makes specific provisions for bad debts when evidence exists that the debts are likely to be irrecoverable. Since inception, the Company has not written off any doubtful accounts receivable.

Investments

In accordance with SKFAS No. 8, Securities, investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose (investments in business entities in which the Company has a control or the ability to exercise a significant influence over the operating and financial policies are classified as equity method investments). Trading securities are classified as current assets, and available-for-sale securities and held-to-maturity securities are classified as long-term investments, except that those securities that mature or are certain to be disposed of within one year are classified as part of current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities whose fair values cannot be reliably measured are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders’ equity (capital adjustments), which are to be included in current operations upon the disposal or impairment of the securities.

Impairment resulting from the decline in realizable value below the acquisition cost (after amortization) is included in current operations.

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

Equity Method Investments

In the non-consolidated financial statements of the Company, investments in business entities in which the Company has a control or the ability to exercise a significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company’s share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders’ equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions are fully eliminated.

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments, and are amortized over two years using the straight-line method. However, differences which occur from additional investments made after the Company has obtained control in its subsidiaries are reported in a separate component of shareholders’ equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company’s foreign investees are translated at current exchange rates, while income and expenses are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders’ equity, and are not included in the determination of the results of operations.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the declining-balance method (straight-line method for buildings) over the estimated useful lives of the related assets as described below:

Estimated useful lives

Buildings	40 years
Furniture and fixtures	4 years
Computer and equipment	4 years

Routine maintenance and repairs are charged to current operations as incurred. Significant renewals and additions are capitalized at cost.

The Company assesses the potential impairment of property and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

Intangible Assets

Intangible assets, which are made up of purchased software, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of five years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Korean Won at rate of exchanges in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected in current operations.

Accrued Severance Benefits

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Stock-Based Compensation

The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders’ equity.

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss and tax credit carry-forwards by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred income tax assets will be realized.

3. United States Dollars Amounts

The Company maintains its accounting records and prepares its non-consolidated financial statements in Korean Won. The United States Dollars (“U.S. Dollar”) amounts disclosed in the accompanying non-consolidated financial statements are presented solely for the convenience of the reader at the Korean Won rate of ~~W~~1,197.8 to the U.S. Dollar. Such translation should not be construed as a representation that the Korean Won amounts represent, or have been or could be converted into, U.S. Dollars at that or any other rate.

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

4. Cash and Cash Equivalents and Short-term Financial Instruments

Cash and cash equivalents and short-term financial instruments as of December 31, 2003 and 2002 consist of the following:

	Annual interest rate (%)
(In millions of Korean Won)	2003		2003		2002

Cash and cash equivalents
Cash on hand and passbook accounts	0.1	~~W~~	526	~~W~~	600
Money market deposit accounts	-		15,121		1,701
Foreign currency passbook accounts	0.35		448		1,083
Time deposits	3.50 - 4.05		46,500		-
Foreign currency time deposits	0.7		110,597		-
Money market fund	-		-		3,332
Other financial instruments	-		-		502

		~~W~~	173,192	~~W~~	7,218

Short-term financial instruments
Time deposits	3.8	~~W~~	2,302	~~W~~	7,540
Money market fund	-		2		-

		~~W~~	2,304	~~W~~	7,540

As of December 31, 2003, short-term financial instruments amounting to ~~W~~2,302 million are subject to withdrawal restrictions in relation to the bank loans of employees.

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

5. Property and Equipment

Property and equipment as of December 31, 2003 and 2002, and its changes for the years then ended, consist of the following:

(In millions of Korean Won)		Land		Buildings		Computer and equipment		Furniture and fixture		Total

Balance as of January 1, 2003	~~W~~	-	~~W~~	-	~~W~~	2,181	~~W~~	113	~~W~~	2,294
Acquisition during the year		2,194		4,963		2,520		1,100		10,777
Depreciation		-		(92)		(1,856)		(507)		(2,455)
Disposal		-		-		-		-		-

Balance as of
December 31, 2003	~~W~~	2,194	~~W~~	4,871	~~W~~	2,845	~~W~~	706	~~W~~	10,616

Accumulated depreciation
at the end of the year	~~W~~	-	~~W~~	(92)	~~W~~	(2,579)	~~W~~	(633)	~~W~~	(3,304)

(In millions of Korean Won)		Land		Buildings		Computer and equipment		Furniture and fixture		Total

Balance as of January 1, 2002	~~W~~	-	~~W~~	-	~~W~~	342	~~W~~	118	~~W~~	460
Acquisition during the year		-		-		2,406		147		2,553
Depreciation		-		-		(565)		(103)		(668)
Disposal		-		-		(2)		-		(2)
Impairment		-		-		-		(49)		(49)

Balance as of
December 31, 2002	~~W~~	-	~~W~~	-	~~W~~	2,181	~~W~~	113	~~W~~	2,294

Accumulated depreciation
at the end of the year	~~W~~	-	~~W~~	-	~~W~~	(723)	~~W~~	(125)	~~W~~	(848)

As of December 31, 2003, the appraised tax basis of land, as determined by the local government in the Republic of Korea for property tax assessment purposes, amounted to approximately ~~W~~2,274 million.

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

6. Available-For-Sale Securities

Available-for-sale securities as of December 31, 2003 consist of the following:

(In millions of Korean Won, except share data)

	Number of shares owned	Percentage of ownership (%)		Acquisition cost		Fair value or net asset value		Recorded book value
Equity Securities
GameOn Co., Ltd.	400	5.8%	~~W~~	536	~~W~~	10	~~W~~	536

Debt Securities
Government and
public bonds	-	3.0	~~W~~	180	~~W~~	182	~~W~~	182

As of December 31, 2003, the net asset value of the investment in GameOn Co., Ltd. has declined below its acquisition cost. However, the Company did not adjust its carrying value to the net realizable value, as its net asset value is likely to recover in subsequent periods.

As of December 31, 2003 and 2002, maturities of debt securities are as follows:

(In millions of Korean Won)

Maturity period		2003

Within one year	~~W~~	-
More than one year to five years		182

	~~W~~	182

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

7. Equity Method Investments

Equity method investments as of December 31, 2003 and 2002 consist of the following:

	2003

(In millions of Korean Won)	Number of shares owned	Percentage of ownership (%)		Acquisition cost		Net asset value		Recorded book value

9Webzen Limited	3,900,000	49	~~W~~	600	~~W~~	6,809	~~W~~	5,830
Flux Inc.	66,528	55		392		(72)		256

			~~W~~	992	~~W~~	6,737	~~W~~	6,086

	2002

(In millions of Korean Won)	Number of shares owned	Percentage of ownership (%)		Acquisition cost		Net asset value		Recorded book value

9Webzen Limited	3,900,000	49	~~W~~	600	~~W~~	600	~~W~~	600

Reconciliations between the recorded book value for the equity method investment at the beginning and at the end of the year ended December 31, 2003 are as follows:

	2003

(In millions of Korean Won)		Beginning balance		Acquisitions during the year		Equity in earnings (losses) of equity investments		Capital adjustment		Ending balance

9Webzen Limited	~~W~~	600	~~W~~	-	~~W~~	5,182	~~W~~	48	~~W~~	5,830
Flux Inc.		-		392		(136)		-		256

	~~W~~	600	~~W~~	392	~~W~~	5,046	~~W~~	48	~~W~~	6,086

Information relating to the elimination of unrealized gains or losses as of December 31, 2003 is as follows:

(In millions of Korean Won)		2003		2002

9Webzen Limited	~~W~~	979	~~W~~	-
Flux Inc.		-		-

	~~W~~	979	~~W~~	-

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

8. Intangible Assets

Changes in intangible assets for the years ended December 31, 2003 and 2002 are as follows:

		2003		2002

(In millions of Korean Won)		Software		Software

Balance at the beginning of the year	~~W~~	394	~~W~~	43
Purchases during the year		732		429
Amortization		(218)		(78)

Balance at the end of the year		908		394

Accumulated amortization at the end of the year	~~W~~	291	~~W~~	73

9. Accrued Severance Benefits

(In millions of Korean Won)		2003		2002

Balance at the beginning of the year	~~W~~	445	~~W~~	30
Provision for severance benefits		749		724
Actual severance payments		(32)		(309)

	~~W~~	1,162	~~W~~	445

10. Commitments and Contingencies

As of December 31, 2003, the Company entered into license agreements with IGC in Taiwan, 9Webzen Limited in Hong Kong, GameOn Co., Ltd. in Japan, and New Era Online Co., Ltd. in Thailand, in which the Company granted distribution rights for MU online game. According to these agreements, the terms of agreements ranges between two years and five years and IGC, 9Webzen Limited, GameOn Co., Ltd. and New Era Online Co., Ltd. will pay running royalty based on 28%, 20%, 28% and 20% of its revenue, respectively.

As of December 31, 2003, the short-term financial instruments amounting to ~~W~~2,302 million is pledged as collateral for the bank loans of employees in relation to the employee stock purchase plan.

As of December 31, 2003, the Company maintains a directors’ and officers’ liability insurance policy covering potential liabilities of its directors and officers with Samsung Fire & Marine Insurance with a maximum coverage limit of ~~W~~1,000 million per year.

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

11. Capital Stock

As of December 31, 2003, the Company was authorized to issue 40,000,000 shares, par value ~~W~~500 per share, in registered form, consisting of common stocks, non-voting preferred stocks and common stocks convertible into non-voting preferred stocks. The common stocks are convertible at a rate of one common share for one preferred share.

Under the Articles of Incorporation, holders of non-voting preferred shares are entitled to dividends of 3% or more of the par value, the actual dividend rate to be determined by the Company’s board of directors at the time of issuance.

In addition, the Company is authorized to issue non-voting preferred shares up to 50% of the issued common shares and to issue convertible shares up to 50% of the issued common shares, less issued preferred shares.

As of December 31, 2003, the Company had a total of 4,370,000 common shares issued and outstanding. All of the issued and outstanding shares were fully paid and in registered form. No non-voting preferred shares, convertible common shares, convertible debentures were issued or outstanding.

On May 20, 2003, the Company issued 960,000 shares of its common stock at ~~W~~32,000 per share (with a par value of ~~W~~500 per share) to the public through an initial public offering, which generated net proceeds of ~~W~~29,529 million. The common stock of the Company was registered with the Korea Securities Dealers Automated Quotations on May 23, 2003.

On December 16, 2003, 8,700,000 of American Depositary Shares, representing 870,000 shares of common stock of the Company, were registered with the National Association of Securities Dealers Automated Quotation in the United States of America at a rate of US$ 11.17 per share, which generated net proceeds of ~~W~~109,799 million.

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

12. Retained Earnings

Retained earnings as of December 31, 2003 and 2002 are as follows:

(In millions of Korean Won)		2003		2002

Appropriated retained earnings
Reserve for business rationalization	~~W~~	118	~~W~~	118
Reserve for small and medium
size enterprise investment		442		62
Unappropriated retained earnings		48,899		15,782

	~~W~~	49,459	~~W~~	15,962

The Commercial Code of the Republic of Korea requires the Company to appropriate a portion of retained earnings as a legal reserve in an amount equal to a minimum of ten percent of its cash dividends until such reserve equal 50% of its capital stock. The reserve is not available for dividends but may be transferred into capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company's stockholders.

Pursuant to the Special Tax Treatment Control Law of Korea, the Company was required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve was not available for payment of cash dividends, but may be transferred into capital stock through an appropriate resolution by the Company's board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company's stockholders. Effective for fiscal years beginning January 1, 2002, the Special Tax Treatment Control Law of Korea was amended and this reserve became available for payment of cash dividends.

Pursuant to the Korean tax laws, when determining taxable income, small and medium sized companies, such as the Company, are eligible to claim a tax deduction for the amounts of retained earnings appropriated to reserves. These amounts are not available for dividends until they are used for the specified purposes or reversed.

13. Capital Adjustments

Capital adjustments as of December 31, 2003 and 2002 are as follows:

(In millions of Korean Won)		2003		2002

Gain on valuation of investment using equity method	~~W~~	48	~~W~~	-
Stock option compensation		131		65

	~~W~~	179	~~W~~	65

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

14. Stock Purchase Option Plan

On July 10, 2002, the Company’s stockholders approved the stock purchase option plan (the “Plan”). The Plan provides for the grant of incentive stock options to employees and directors. On July 10, 2002, the Company granted certain employees options to purchase 14,000 shares of the Company’s common stock at an exercise price of ~~W~~4,000 per share, of which 5,000 stock options were forfeited as an employee left the Company in June 2003. The fair value of the options at the date of the grant is estimated using the Black Scholes option pricing model. In accordance with the Plan, options are vested at the conclusion of three years of continued employment. Upon vesting, options are exercisable between three to six years from the grant date.

The exercise periods of stock options are as follows:

Exercisable percentage

From July 10, 2005 to July 9, 2006	25%
From July 10, 2006 to July 9, 2007	25%
From July 10, 2007 to July 9, 2008	50%

100%

The following table summarizes the stock option activity for the years ended December 31, 2003 and 2002 under the Plan:

Number of stock options

Stock options outstanding as of January 1, 2002	-
Options granted	14,000
Options exercise	-
Options canceled	-

Stock options outstanding as of December 31, 2002	14,000
Options granted	-
Options exercise	-
Options canceled	(5,000)

Stock options outstanding as of December 31, 2003	9,000

The fair value of each option grant was estimated based on the date of the grant and the following assumptions:

Fair value of stock	~~W~~	32,000
Risk-free interest rates		5.92 - 6.16%
Expected stock price volatility		100.37%
Expected life		3-5 years
Expected dividend yield		- %

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

As the common stock of the Company was registered with KOSDAQ in 2003, the compensation expenses were recalculated. The compensation expense related to stock options amounted to ~~W~~67 million for the year ended December 31, 2003, and is estimated to be ~~W~~136 million for the years thereafter.

15. Income Tax Expenses

Income tax expenses for the years ended December 31, 2003 and 2002 are as follows:

(In millions of Korean Won)		2003		2002

Current	~~W~~	5,779	~~W~~	2,580
Deferred		557		5

Income tax expenses	~~W~~	6,336	~~W~~	2,585

The tax effect of temporary differences, that give rise to significant portion of the deferred income tax assets and liabilities as of December 31, 2003 and 2002, are as follows:

(In millions of Korean Won)		2003		2002

Provisions for severance benefits	~~W~~	183	~~W~~	35
Allowance for doubtful accounts		660		29
Appropriated reserve for investments		(119)		(66)
Other current assets		(24)		-
Equity method investment		(1,388)		-
Others		125		(4)

	~~W~~	(563)	~~W~~	(6)

The reconciliation from income before income tax expenses to taxable income for the years ended December 31, 2003 and 2002 are as follows:

(In millions of Korean Won)		2003		2002

Income before income tax expenses	~~W~~	39,834	~~W~~	17,814
Provisions for severance benefits		427		220
Allowance for doubtful accounts		2,203		159
Appropriated reserve for future investments		-		(380)
Equity method investments		(5,046)		-
Accrued expenses		527		-
Other current assets		(56)		(106)
Others		393		221

Taxable income	~~W~~	38,282	~~W~~	17,928

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2003 and 2002, and was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with Corporate Income Tax Law enacted in December 2003.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to permanent differences and foreign tax credits in recognizing certain income and expenses for financial reporting and income tax purposes. The effective tax rate of the Company for the year ended December 31, 2003 is 15.9%.

16. Earnings Per Share

Basic earnings per share for the years ended December 31, 2003 and 2002 is calculated as follows:

(In million of Korean Won, except per share data)		2003		2002

Net income	~~W~~	33,498	~~W~~	15,229
Weighted-average number of common shares
outstanding		3,165,397		2,540,000

Earnings per share	~~W~~	10,583	~~W~~	5,996

Diluted earnings per share for the year ended December 31, 2003 is calculated as follows:

(In million of Korean Won, except for per share amount)		2003

Net income as reported on the income statements	~~W~~	33,498
Adjustment:
Compensation expense for stock options		67

Net income available for common stock and common equivalent shares		33,565
Weighted-average number of common shares and common equivalent shares outstanding		3,174,120

Earnings per share	~~W~~	10,575

Diluted earnings per share for 2002 was not calculated because the Company was not registered with KOSDAQ in 2002.

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

17. Transactions with Related Parties

Significant transactions which occurred in the normal course of business with related companies for the years ended December 31, 2003 and 2002, and the related account balances outstanding as of December 31, 2003 and 2002, are summarized as follows:

(In millions of Korean Won)		Revenues		Cost of revenues		Receivables		Payables

9Webzen Limited.	~~W~~	7,618	~~W~~	-	~~W~~	1,324	~~W~~	-
GameNow. net (Hong Kong)
Limited.		-		-		-		-
Flux Inc.		-		120		-		-

2003 Total		7,618		120		1,324		-

9Webzen Limited.	~~W~~	121	~~W~~	-	~~W~~	-	~~W~~	-
GameNow. net (Hong Kong)
Limited.		598		-		-		-
Flux Inc.		-		-		-		-

2002 Total	~~W~~	719	~~W~~	-	~~W~~	-	~~W~~	-

As of December 31, 2003, the Company provided loans to employees for housing and the employee stock ownership plan amounting to ~~W~~86 million and ~~W~~2,972 million, respectively. Short-term financial instruments amounting to ~~W~~2,302 million are subject to withdrawal restrictions in relation to the bank loans of employees.

18. Value Added Information

Value added information for the years ended December 31, 2003 and 2002 comprise the following:

	2003						2002

(In millions of Korean Won)		Selling and administrative expenses		Cost of revenues		Total		Selling and administrative expenses		Cost of revenues		Total

Salaries and wages	~~W~~	2,225	~~W~~	2,645	~~W~~	4,870	~~W~~	1,319	~~W~~	1,661	~~W~~	2,980
Severance benefits		421		328		749		524		199		723
Employee fringe benefits		383		100		483		170		38		208
Depreciation		244		2,211		2,455		202		466		668
Rent		307		311		618		250		166		416
Taxes and dues		197		4		201		208		-		208

	~~W~~	3,777	~~W~~	5,599	~~W~~	9,376	~~W~~	2,673	~~W~~	2,530	~~W~~	5,203

Webzen Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2003 and 2002

19. Operating Results for the Final Interim Period

Significant operating results for the three-month period ended December 31, 2003 are as follows:

(In millions of Korean Won, except per share amount)

Revenues	~~W~~	14,778
Net income		8,236
Basic earnings per share		2,273
Diluted earnings per share		2,272

20. Subsequent Events

The financial statements as of and for the year ended December 31, 2003 were actually finalized by the Board of Directors’ approval on March 9, 2004.

21. Reclassification of Prior Year Financial Statement Presentation

Certain amounts in the financial statements as of and for the year ended December 31, 2002 have been reclassified to conform to the 2003 presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: May 27, 2004	By:	/s/ Won Seon Kim

		Name:	WON SEON KIM
		Title:	Chief Financial Officer